March 6, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 17, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2008

Form 10-Q for the Quarter Ended June 30, 2008

Filed August 8, 2008

File No. 000-50795

Dear Mr. Rosenberg:

This letter is in response to your comments contained in your letter dated February 11, 2009 concerning the above-referenced filings.

Form 10-K for the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Deferred Policy Acquisition Costs, page 71

1.	Please refer to prior comment two. Please supplement your response by explaining more fully how the advertising costs included in deferred acquisition costs vary with and are primarily related to the acquisition of new and renewal insurance contracts in accordance with paragraph 28 of SFAS 60. Also, please tell us whether such costs qualify for capitalization under SOP 93-7.

Response:

SFAS No. 60 provides for the capitalization of acquisition costs which are incurred in the current period and directly relate to new and renewal policies issued in the current period. Current accounting guidance for insurance companies, however, does not provide for the capitalization of direct-response advertising costs that may have a future benefit related to customers that respond subsequent to the balance sheet date to advertising communicated prior to the period end. In other words, there is no provision to defer costs associated with policies that may be issued in the future.

While SOP 93-7 makes it clear that it does not amend SFAS No. 60, it is reasonable to conclude that advertising that is not direct-response is likely not to qualify as an acquisition cost under SFAS No. 60. So for the majority of insurance carriers that operate in a traditional agent distribution model, agent commissions will likely comprise the majority of deferred acquisition costs (DAC) and advertising will likely not be included in the DAC computation. However, for those less-traditional insurers selling direct-to-consumer with no traditional agents, it is reasonable to conclude that direct-response advertising would likely be a significant component to DAC.

We have in the past surveyed annual statements of SEC registrants operating with a similar model to our own to determine if advertising costs were included in DAC. The following are some of the SEC registrants that do include advertising in its DAC:

Direct General’s 2006 Annual Statement on Form 10-K, its last year as an SEC Registrant prior to being taken private (operates distribution network of retail sales offices selling non-standard auto with employee-agents):

“Deferred Policy Acquisition Costs – Policy acquisition costs include advertising, commissions, premium taxes and certain other underwriting and direct sales costs incurred in connection with writing business. These costs are deferred and are reported net of the related ceding commission received from reinsurers. Such deferred policy acquisition costs are being amortized over the effective period of the related insurance policies. Amortization charged to operations amounted to $55,576,000, $39,429,000 and $33,328,000 in 2006, 2005 and 2004, respectively. The Company considers anticipated investment income in determining the recoverability of these costs and believes they will be fully recovered over the next twelve months.”

Berkshire Hathaway, Inc.’s 2008 Annual Statement on Form 10-K (its GEICO auto insurance policies are marketed mainly by direct response methods in which customers apply for coverage directly to the company over the telephone or through the mail):

“Insurance Premium Acquisition Costs – Costs that vary and are related to the issuance of insurance policies are deferred, subject to ultimate recoverability, and charged to underwriting expenses as the related premiums are earned. Acquisition costs consist of commissions, premium taxes, advertising and other underwriting costs. The recoverability of premium acquisition costs, generally, reflects anticipation of investment income. The unamortized balances of deferred premium acquisition costs are included in other assets and were $1,698 million and $1,519 million at December 31, 2008 and 2007, respectively.”

GMAC, LLC’s 2008 Annual Statement on Form 10-K (it appears GMAC is amortizing capitalized direct response advertising costs beyond the premium paying period of the underlying short-duration insurance contracts):

“Deferred Policy Acquisition Costs – Commissions and other costs of acquiring insurance, and compensation paid to producers of extended service contracts that are primarily related to and vary with the production of business are deferred and recorded in other assets. These costs are subsequently amortized over the terms of the related policies and service contracts on the same basis as premiums and revenue are earned, except for direct response advertising costs which are amortized over a three year period, based on the anticipated future benefit.”

We attract customers through direct-response advertising, urging the customer to call for a quote. All of our advertising is designed to generate telephone calls to have estimated premiums quoted to prospective customers. While we do not identify each advertisement with a different phone number, we measure weekly call volume by advertising market thereby monitoring the effectiveness of the advertising program by market area.

To better assess the effectiveness of our advertising program, we ask the telephone callers at the time a new quote is given how they heard about us. Based on these responses, it appears that our advertising program drives more than 20% of new business volume.

While the effectiveness of our direct-response advertising will vary somewhat for a number of reasons not controlled by the Company (e.g., the prospective customer’s availability of funds, weather, etc.), we closely evaluate the results of our advertising by monitoring the weekly volume of new business quotes in each advertising market we operate. Adjustments are made to our direct-response advertising spend and mix, as we deem appropriate.

An example of the effectiveness of our direct-response advertising program is demonstrated by our weekly change in new business quote volume in 2008, as compared to 2007, for Louisiana, our largest production state. Traditionally, we halt radio and television advertising during the period from Thanksgiving to Christmas. In 2007, our direct-response media advertising program was re-activated on December 26, 2006. However, in 2008, our direct-response media advertising program was reactivated two to four weeks later – in mid January 2008. The effect of this timing difference on new business quotes by market (with the week advertising commenced in 2008) is reflected below:

LA Markets - Week	Wk 1	Wk 2	Wk 3	Wk 4	Wk 5	Wk 6	Wk 7
New Orleans - Wk 2	-18.7%	-14.3%	-10.4%	-3.4%	6.2%	-4.0%	7.5%
Baton Rouge - Wk 2	-27.8%	-21.9%	-13.0%	-2.7%	-3.1%	-0.4%	4.3%
Lafayette - Wk 3	-11.5%	-24.4%	12.3%	-1.9%	-1.3%	-3.3%	1.6%
Shreveport - Wk 4	-37.1%	-30.2%	-1.2%	-12.4%	6.4%	9.5%	14.6%
Monroe - Wk 4	-27.4%	-23.3%	-0.6%	-13.9%	-20.1%	1.2%	-5.7%
Alexandria - Wk 4	-26.6%	-35.9%	-9.8%	-17.2%	-2.6%	-13.7%	-10.9%
Lake Charles - nil	-27.9%	-11.2%	-8.2%	-13.0%	-6.0%	-14.4%	-13.7%

Total Louisiana	-23.5%	-20.7%	-6.1%	-6.2%	-1.3%	-2.2%	3.2%

The table above depicts a comparison of new business quotes by market for the sale same weeks in 2008 and 2007. For example, week 1 represents the percentage change in quotes for the week ended 1/6/08 (sales weeks for us end on Sundays) to the week ended 1/7/07. Week 2 represents the percentage change in quotes for the week ended 1/13/08 to the week ended 1/14/07 and so on. The week number next to the market represents the week that advertising resumed after the Thanksgiving 2007 to Christmas 2007 period. For the 2007 sales, advertising resumed on 12/26/06. So, for the New Orleans and Baton Rouge markets advertising resumed after Christmas during week 2, which was the week ended 1/13/08. The table above show that in weeks 1 and 2 new business quotes in 2008 (with no advertising) in those markets were down 20% or more from new business quotes in 2007 (with advertising). In later weeks, the variances are much narrower and we believe within a range related to normal pricing changes year over year. The difference in 2008 new business quote volume was directly impacted by the presence or absence of advertising as seen in the difference in the volume changes in weeks 1 and 2 (no advertising 2008 but advertising in 2007) and following weeks (advertising in 2008 and 2007). We believe the table clearly shows a significant correlation between advertising and new business quotes. Approximately 50% to 60% of new business quotes, depending on market, convert to a sold policy.

We do not believe that SOP 93-7 is applicable for deferred acquisition costs. Paragraph .06 of the SOP states (our emphasis added): “This SOP provides financial reporting guidance for the annual financial statements of all entities and all advertising, other than that for which pronouncements included in category (a) in paragraph 10 of Statement of Auditing Standards (SAS) No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles, provide such guidance.” Footnote 1 of the SOP notes that: “Category (a) in paragraph 10 of SAS No. 69 consists Financial Accounting Standards Board (FASB) Statements of Financial Accounting Standards and Interpretations, Accounting Principles Board (APB) Opinions, and AICPA Accounting Research Bulletins. Advertising that is covered by pronouncements in category (a) of paragraph 10 of SAS No. 69 should be accounted for in conformity with that guidance regardless of the guidance in this SOP.”

As discussed in paragraph .06 of this SOP, the guidance in this SOP does not apply to transactions for which pronouncements in category (a) in paragraph 10 of SAS No. 69 provide guidance. The Appendix to the SOP (Paragraph .81) identifies the authoritative literature that is not modified or superceded by the SOP. Included in this list is FASB Statement No. 60:

FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, requires in paragraph 29 that the probable future economic benefits of policy acquisition activities be reported as assets at cost and amortized in proportion to premium revenue reported. Appendix A, paragraph 66, defines acquisition costs as –

Costs incurred in the acquisition of new and renewal insurance contracts. Acquisition costs include those costs that vary with and are primarily related to the acquisition of insurance contracts (for example, agent and broker commissions, certain underwriting and policy issue costs, and medical and inspection fees.

The SOP also notes that “ . . .the Statement does not discuss whether acquisition activities include advertising activities.”

The SOP further notes that there is additional guidance that is not included in Category (a) of Paragraph 10 of SAS No. 69, but that is not affected by this SOP. The Audit and Accounting Guides for Stock Life Insurance Companies and Property and Liability Insurance Companies are specifically mentioned in the SOP as the continuing authority in determining and accounting for acquisition costs:

Industry Audit Guide – Audits of Stock Life Insurance Companies – Paragraphs 8.27 to 8.30 of the AICPA Industry Audit Guide Audits of Stock Life Insurance Companies state that acquisition expenses should be deferred only if the expense both varies with and is primarily related to the production of new business. Paragraph 8.30 of the Guide states that advertising activities are acquisition activities. Advertising activities that are policy acquisition activities should continue to be accounted for in conformity of the guidance in FASB Statement No. 60 and Audits of Stock Life Insurance Companies.

Audit and Accounting Guide – Audits of Property and Liability Insurance Companies – “Paragraphs 3.34 and 8.13 of the AICPA Audit and Accounting Guide Audits of Property and Liability Insurance Companies state that acquisition costs that vary with and are primarily related to the acquisition of new and renewal business should be capitalized as deferred acquisition activities. Advertising activities that are policy acquisition activities should continue to be accounted for in conformity with the guidance in FASB Statement No. 60 and Audits of Property and Liability Insurance Companies.”

It should be noted that the updated AICPA Industry Audit Guide for Life and Health Insurance Entities no longer makes reference to advertising in its discussion of acquisition costs. The revised Guide notes: “There are [insurance] entities that do not sell through agents. Some entities use mail, the Internet, and other mass-marketing methods to sell their products. Regardless of the method used by a particular entity to sell insurance, an acquisition expense should be deferred only if the expense both varies with and is primarily related to the production of business.” Paragraph 10.17

2.	We are unable to determine from your prior response whether or not capitalizing advertising costs as deferred acquisition costs would be material to the financial statements taken as a whole. If you would like us to consider your assessment of materiality, please provide a more comprehensive analysis, including the effects on quarterly periods through September 30, 2008, and your evaluation of each of the qualitative factors outlined in Staff Accounting Bulletin Topic 1.M.

Response:

There was a change in senior management prior to the filing of the 2007 10-K. The new management undertook a comprehensive review of all aspects of the 10-K. During this review, it was discovered that certain disclosures that were made in the 2006 10-K were not accurate regarding the accounting treatment of advertising costs as they did not reflect the Company’s long-standing policies. As a result, this information was changed in the significant accounting policies section. This change had no impact on the consolidated financial statements as the only change necessary was to the wording of the significant accounting policies section to reflect how the Company had always been treating advertising costs.

As a result, no quantitative or qualitative assessment of materiality was necessary since the consolidated financial statements already reflected the treatment of advertising costs in conformity with generally accepted accounting principles.

Definitive Proxy Statement on Schedule 14A filed April 29, 2008

Compensation Discussion and Analysis, page 14

3.	We note your response to comment three. The disclosure on your proxy statement references annual corporate performance goals and individual performance goals. Your proposed disclosure states that you reward your executive officers with annual discretionary cash bonuses based on short-term corporate and individual performance and long-term equity incentive awards linked to the performance of your stock price. You also state that the Compensation Committee does not determine bonuses based on the achievement of “one or more quantifiable objective corporate or individual goal.” Additionally, your response letter indicates that bonuses paid in 2007 were not based on the achievement of goals that were communicated in advance to each executive officer.

At the time you write your 2008 Compensation Discussion and Analysis, you will know the extent to which you paid executive bonuses for 2008. Your discussion should accurately and clearly reflect the Compensation Committee’s process in deciding whether to issue bonuses and the size of such bonuses: For example:

•

If the Compensation Committee does not identify or communicate corporate or individual goals to the executive officers, the discussion should clearly state that no goals relating to bonuses were identified or communicated. Additionally, the discussion should explain what factors the Compensation Committee considered in issuing bonuses.

•

If the Compensation Committee identified and communicated corporate goals and individual goals, these goals should be identified. To the extent the Compensation Committee quantified corporate or individual goals, you should quantify the discussion of these goals. Additionally, the discussion should indicate which goals were achieved and how the achievement of goals translated into bonus awards.

•

If the Compensation Committee identified and communicated goals but substituted its own judgment for the previously identified goals, you should identify the goals and clarify whether the goals were achieved, explain why the Committee decided to substitute its own discretion for the previously identified goals, and explain the factors the Committee considered in deciding to issue bonuses and the size of the bonuses.

Response:

We understand the Staff’s comment and will include disclosure consistent with the Staff’s guidance in our 2008 Compensation Discussion and Analysis.

* * * *

If you have any questions or comments, please feel free to contact me directly at 630.560.7205.

Sincerely,

/s/ Michael J. McClure
Michael J. McClure
Executive Vice President and
Chief Financial Officer